                                                                      EXHIBIT 12

                                  HUMANA INC.
                      RATIO OF EARNINGS TO FIXED CHARGES
             For the Years Ended December 31, 1999, 1998 and 1997
                                  (Unaudited)

(Dollars in millions)

                                            1999       1998       1997
                                           ----------------------------
Earnings:
 (Loss) income before income taxes         $(404)      $ 203      $ 270
 Fixed charges                                53          61         30
                                           -----       -----      -----
  Total (loss) earnings                    $(351)      $ 264      $ 300
                                           =====       =====      =====

Fixed charges:
 Interest charged to expense               $  33       $  47      $  20
 One-third of rent expense (a)                20          14         10
                                           -----       -----      -----
  Total fixed charges                      $  53       $  61      $  30
                                           =====       =====      =====
Ratio of earnings to fixed charges          (b)          4.3(c)    10.0
                                           =====       =====      =====

(a) For the purpose of determining earnings in the calculation of the ratio of earnings to fixed charges, earnings have been increased by the provision for income taxes and fixed charges. Fixed charges consist of interest expense on borrowings and one-third (the proportion deemed representative of the interest portion) of rent expense.

(b) Earnings (loss) for the year ended December 31, 1999 were not adequate to cover fixed charges. Exclusive of $585 million expense primarily related to goodwill write-down, losses on non-core asset sales, professional liability reserve strengthening, premium deficiency and medical reserve strengthening, the ratio of earnings to fixed charges would have been 4.4 for the year ended December 31, 1999.

(c) Exclusive of $132 million expense primarily related to the costs of certain market exits and product discontinuances, asset write-offs, premium deficiency and a one-time non-officer employee incentive, the ratio of earnings to fixed charges would have been 6.5 for the year ended December 31, 1998.